80

Ⓐ VF 4-14-04

04016915

SECURI[…] COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC MAIL PROCESSING RECEIVED APR 0 9 2004 WASH. DC SECTION

SEC FILE NUMBER
8-25280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 RT 202
(No. and Street)

SOMERS (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Macerank a 914 277 2700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Gardner
(Name — *if individual, state last, first, middle name*)

734 Walt Whitman Rd. (Address) Melville (City) NY (State) 11747 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John Macecanka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ANDREW G. SPIROS
NOTARY PUBLIC STATE OF NEW YORK
NO. 02SP4757784
QUALIFED IN WESTCHESTER COUNTY
Commission Expires 10-31-06

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. GARDENER, CPA
734 WALT WHITMAN ROAD, SUITE 413
MELVILLE, NY 1174
PHONE: 631-549-6838
FAX: 631-549-6826

April 7, 2004

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20549

Re: The Windmill Group, Inc.
253 Route 202
Somers, NY 10589

To Whom It May Concern:

This letter is in response to your certified correspondence (7002-2410-0000-6571-3711) dated March 29, 2003. Enclosed, you will find an updated version of the above referenced corporation's Audited Annual Report. I believe the issues regarding statements about inadequacies, stated in your correspondence, have been addressed, and are now correct.

With regards to Form X-17A-5, Part III Facing Page, we are enclosing a new copy per your request.

If you need any further information please contact me at (631) 549-6838. Thank you in advance for your cooperation.

Sincerely,

Robert J. Gardener

Robert J. Gardener, CPA

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2003

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2003

TABLE OF CONTENTS

ROBERT J. GARDENER, CPA
734 WALT WHITMAN ROAD, SUITE 413
MELVILLE, NY 1174
PHONE: 631-549-6838
FAX: 631-549-6826

April 2, 2004

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2003 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of The Windmill Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

I conducted my audit with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Gardener

Robert J. Gardener

January 21, 2004

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets	
Cash	$ 22,635
Accounts receivable	2,415
Total	25,050
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Assets	$ 25,050
	========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 2,629
Accrued expenses payable	906
Total Liabilities	3,535
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(110,185)
Total	21,515
Total Liabilities and Stockholders' Equity	$ 25,050
	========

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenues	
Commissions	$ 211,510
Miscellaneous	7,905
Total	219,415
Operating Expenses	214,713
Net Income	4,702
Retained Earnings - (deficit) - January 1, 2003	(114,887)
Retained Earnings - (deficit) - December 31, 2003	$ 110,185

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities	
Net (profit)	$ 4,702
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	0
Changes in assets and liabilities	
Decrease in accounts receivable	2,151
(Decrease) in commission and accrued expenses payable	(1,651)
Total adjustments	500
Net cash from operations	5,202
Net (decrease) in cash and cash equivalents	5,202
Cash and cash equivalents - January 1, 2003	17,433
Cash and cash equivalents - December 31, 2003	$ 22,635
	=========

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2003

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The present balance is all current and includes $2,415 due from the clearing broker, Cantella, Inc. This amount was received in full in January 2004.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2003.

April 2, 2004

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to your annual report of December 31, 2003, We herewith submit the following exhibits:

"A-1"	Schedule of Operating Expenses
"A"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2003
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material differences exist pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

Exhibit A-1

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2003

Operating Expenses	
Automobile expense & travel	$ 21,600
Bank charges	18,119
Commissions	3,459
Contributions	3,950
Dues, subscriptions, and licenses	991
Equipment rentals	6,742
Insurance	2,128
Office expense & supplies	20,452
Postage & delivery	126,866
Professional fees	1,018
Rent	3,260
Salaries	150
Telephone	3,800
Taxes	598
Temporary help & research services	130
Utilities	1,450
Total	$ 214,713

Exhibit A

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

Balance - January 1, 2003	$ 16,813
Net Income	4,702
Balance - December 31, 2003	$ 21,515

Exhibit B

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2003

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 236 =======
Minimum Required	$ 5,000 =======
Net Capital Required (Greater of above amounts)	$ 5,000 =======
Excess Net Capital (Net Capital $16,813 per Exhibit C less net capital requirement $5,000)	$ 16,515 =======
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 21,161 =======

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2003

Total stockholders' equity from the balance sheet equity	$ 21,515
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 21,515
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	21,515
Less: 2% haircut on securities	0
Net Capital	$ 21,515